MINUTES OF DIRECTORS MEETING
                                       OF
                          AMERICAN ALLIANCE CORPORATION

A meeting of the Board of Directors of American Alliance Corporation was held on the 14th day of October, 1997 at 2:30 p.m. at the offices located at Suite 216, 1628 West 1st Avenue, Vancouver, B.C., V6J lGl.

There were present and participating at the meeting, either in person or telephonically, Mr. Harmel S. Rayat, Mr. Kundan S. Rayat and Ms. Jasbinder Chohan, being all of the Directors of the Company. Mr. Harmel S. Rayat, the President, chaired the meeting and Ms. Chohan, the Secretary, read the minutes of the last regular meeting and they were approved.

The first item of discussion brought before the board was a discussion concerning the necessity of raising additional capital in order to fund the Company's future endeavors and for potential acquisitions. After a thorough discussion it was agreed that a 504 Registration be executed authorizing 1,000,000 shares at $.50 per share. Upon motion duly made, seconded and unanimously carried with all in favor, it was;

     Resolved,   that  the  Company  execute  a  504  Registration  be  executed authorizing 1,000,000 shares at $0.50 per share.

     Further Resolved, that the Company issue 400,000 shares in the name of Shetland Holdings Corp. and 600,000 shares in the name of Matrix Capital Corp.

There being no further business and upon motion duly made and seconded, the meeting was adjourned.



/s/ Harmel S. Rayat                                /s/ Kundan S. Rayat
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Mr. Harmel S. Rayat, President, Director           Mr. Kundan S. Rayat, Director



/s/   Jasbinder Chohan
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Ms. Jasbinder Chohan, Secretary/Treasurer, Director